FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒           Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes            ☐            No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE S.A.

Resolutions of the 2016 Annual General Assembly of NBG

National Bank of Greece announces that the Annual General Meeting of its shareholders was held today, 30 June 2016, at 11:00 hours, at 93 Aiolou Street (Megaro Mela), Athens.

The General Meeting convened with a quorum of 65.15% of total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]) and adopted the following resolutions:

1.             Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the Annual Financial Statements for the financial year 2015.

2.             Discharged the members of the Board of Directors and the Auditors of the Bank, of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015.

3.             Elected certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the Annual and Six-monthly Financial Statements of the Bank and the Financial Statements of the Group for the year 2016, and determined their remuneration.

4.             Approved the remuneration of the Board of Directors of the Bank for the financial year 2015 (pursuant to Article 24 par. 2 of Codified Law 2190/1920), determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2017, approved, for the financial year 2015, the remuneration of the Bank’s Board members in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2017, and approved the contracts of the Bank with members of the Board, under Article 23a of Codified Law 2190/1920.

5.             Granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.             Elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2017, Mr. Petros Sabatacakis, Mr. Charalambos Makkas, Mr. Dimitrios Afendoulis, Ms. Marianne Økland and Mr. Mike Aynsley.

Finally, at the General Meeting it was announced to the Shareholders that the Board of Directors at its meeting held on 26.05.2016 elected as independent non-executive members Messrs Kurt Geiger and Mike Aynsley, while at its meeting held on 29.06.2016 and following the resignation of Mr. Geiger from Board member, the Board elected Ms. Marianne Økland as independent non-executive member. The election took place so as to fill the relevant vacancies of independent non-executive members and the new members will serve through to the AGM of 2018, i.e. for the remaining term of office of the Board members replaced.

Athens, 30th June 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 01st, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 01st, 2016

Director, Financial Division